# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Amber International Holding Limited, CIK 0001697818
CUSIP: 45113Y203
Title of class of securities: Class A Ordinary Shares, par value of $0.001 per share
Address of issuer's principal executive offices: 1 Wallich Street, #30-02 Guoco Tower, Singapore, Singapore (U0), 078881
Date of event which requires filing of this statement: 06/10/2026
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001470766

## Reporting persons
- Inception Five, Ltd. ("Inception Five"): type of reporting person: other (OO); citizenship or place of organization: Cayman Islands (E9); sole voting power 0; shared voting power 36,484,430; sole dispositive power 0; shared dispositive power 36,484,430; aggregate amount beneficially owned 36,484,430 (8.4% of the class)
  Comment: Row 11. Based on a total of 432,954,386 shares of Class A Ordinary Shares outstanding as of March 31, 2026 (excluding the Class A ordinary shares held by JPMorgan Chase Bank N.A., the Issuer's depositary, underlying the share-based awards reserved for issuance under certain employee incentive plans of the Issuer), as reported in the Issuer's Form 20-F filed with the Securities and Exchange Commission on May 13, 2026.
- Rosewood Eight Ltd. ("Rosewood Eight"): type of reporting person: other (OO); citizenship or place of organization: Cayman Islands (E9); sole voting power 0; shared voting power 4,484,288; sole dispositive power 0; shared dispositive power 4,484,288; aggregate amount beneficially owned 4,484,288 (1% of the class)
  Comment: Row 11. Based on a total of 432,954,386 shares of Class A Ordinary Shares outstanding as of March 31, 2026 (excluding the Class A ordinary shares held by JPMorgan Chase Bank N.A., the Issuer's depositary, underlying the share-based awards reserved for issuance under certain employee incentive plans of the Issuer), as reported in the Issuer's Form 20-F filed with the Securities and Exchange Commission on May 13, 2026.
- HongShan Capital Growth Fund V, L.P. ("HongShan Capital Growth Fund V"): type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); sole voting power 0; shared voting power 36,484,430; sole dispositive power 0; shared dispositive power 36,484,430; aggregate amount beneficially owned 36,484,430 (8.4% of the class)
  Comment: Row 6, 8 and 9. 36,484,430 Class A Ordinary Shares are directly owned by Inception Five. HongShan Capital Growth Fund V wholly owns Inception Five.
  
  Row 11. Based on a total of 432,954,386 shares of Class A Ordinary Shares outstanding as of March 31, 2026 (excluding the Class A ordinary shares held by JPMorgan Chase Bank N.A., the Issuer's depositary, underlying the share-based awards reserved for issuance under certain employee incentive plans of the Issuer), as reported in the Issuer's Form 20-F filed with the Securities and Exchange Commission on May 13, 2026.
- HSG Growth V Management, L.P. ("HSG Growth V MGMT"): type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); sole voting power 0; shared voting power 36,484,430; sole dispositive power 0; shared dispositive power 36,484,430; aggregate amount beneficially owned 36,484,430 (8.4% of the class)
  Comment: Row 6, 8 and 9. 36,484,430 Class A Ordinary Shares are directly owned by Inception Five. HongShan Capital Growth Fund V wholly owns Inception Five. HSG Growth V MGMT is the general partner of HongShan Capital Growth Fund V.
  
  Row 11. Based on a total of 432,954,386 shares of Class A Ordinary Shares outstanding as of March 31, 2026 (excluding the Class A ordinary shares held by JPMorgan Chase Bank N.A., the Issuer's depositary, underlying the share-based awards reserved for issuance under certain employee incentive plans of the Issuer), as reported in the Issuer's Form 20-F filed with the Securities and Exchange Commission on May 13, 2026.
- HongShan Capital Venture Fund VIII, L.P. ("HongShan Capital Venture Fund VIII"): type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); sole voting power 0; shared voting power 4,484,288; sole dispositive power 0; shared dispositive power 4,484,288; aggregate amount beneficially owned 4,484,288 (1% of the class)
  Comment: Row 6, 8 and 9. 4,484,288 Class A Ordinary Shares are directly owned by Rosewood Eight. HongShan Capital Venture Fund VIII wholly owns Rosewood Eight.
  
  Row 11. Based on a total of 432,954,386 shares of Class A Ordinary Shares outstanding as of March 31, 2026 (excluding the Class A ordinary shares held by JPMorgan Chase Bank N.A., the Issuer's depositary, underlying the share-based awards reserved for issuance under certain employee incentive plans of the Issuer), as reported in the Issuer's Form 20-F filed with the Securities and Exchange Commission on May 13, 2026.
- HSG Venture VIII Management, L.P. ("HSG Venture VIII MGMT"): type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); sole voting power 0; shared voting power 4,484,288; sole dispositive power 0; shared dispositive power 4,484,288; aggregate amount beneficially owned 4,484,288 (1% of the class)
  Comment: Row 6, 8 and 9. 4,484,288 Class A Ordinary Shares are directly owned by Rosewood Eight. HongShan Capital Venture Fund VIII wholly owns Rosewood Eight. HSG Venture VIII MGMT is the general partner of HongShan Capital Venture Fund VIII.
  
  Row 11. Based on a total of 432,954,386 shares of Class A Ordinary Shares outstanding as of March 31, 2026 (excluding the Class A ordinary shares held by JPMorgan Chase Bank N.A., the Issuer's depositary, underlying the share-based awards reserved for issuance under certain employee incentive plans of the Issuer), as reported in the Issuer's Form 20-F filed with the Securities and Exchange Commission on May 13, 2026.
- HSG Holding Limited ("HSG Holding"): type of reporting person: other (OO); citizenship or place of organization: Cayman Islands (E9); sole voting power 0; shared voting power 40,968,718; sole dispositive power 0; shared dispositive power 40,968,718; aggregate amount beneficially owned 40,968,718 (9.5% of the class)
  Comment: Row 6, 8 and 9. 36,484,430 Class A Ordinary Shares are directly owned by Inception Five and 4,484,288 Class A Ordinary Shares are directly owned by Rosewood Eight. HongShan Capital Growth Fund V wholly owns Inception Five. HSG Growth V MGMT is the general partner of HongShan Capital Growth Fund V. HongShan Capital Venture Fund VIII wholly owns Rosewood Eight. HSG Venture VIII MGMT is the general partner of HongShan Capital Venture Fund VIII. HSG Holding is the general partner of HSG Growth V MGMT and HSG Venture VIII MGMT.
  
  Row 11. Based on a total of 432,954,386 shares of Class A Ordinary Shares outstanding as of March 31, 2026 (excluding the Class A ordinary shares held by JPMorgan Chase Bank N.A., the Issuer's depositary, underlying the share-based awards reserved for issuance under certain employee incentive plans of the Issuer), as reported in the Issuer's Form 20-F filed with the Securities and Exchange Commission on May 13, 2026.

## Item 1. Issuer
Name of issuer: Amber International Holding Limited
Address of issuer's principal executive offices: 1 Wallich Street, #30-02 Guoco Tower, Singapore, Singapore, 078881

## Item 2. Person Filing
Name of person filing:
Inception Five, Ltd.
Rosewood Eight Ltd.
HongShan Capital Growth Fund V, L.P.
HSG Growth V Management, L.P.
HongShan Capital Venture Fund VIII, L.P.
HSG Venture VIII Management, L.P.
HSG Holding Limited

HongShan Capital Growth Fund V wholly owns Inception Five. HSG Growth V MGMT is the general partner of HongShan Capital Growth Fund V. HongShan Capital Venture Fund VIII wholly owns Rosewood Eight. HSG Venture VIII MGMT is the general partner of HongShan Capital Venture Fund VIII. HSG Holding is the general partner of HSG Growth V MGMT and HSG Venture VIII MGMT.
Address of principal business office or, if none, residence:
Suite 3613, 36/F, Two Pacific Place
88 Queensway
Hong Kong
Citizenship: Inception Five, Ltd., Rosewood Eight Ltd., HongShan Capital Growth Fund V, L.P., HSG Growth V Management, L.P., HongShan Capital Venture Fund VIII, L.P., HSG Venture VIII Management, L.P., and HSG Holding Limited: Cayman Islands

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
40,968,718. 36,484,430 Class A Ordinary Shares are directly owned by Inception Five and 4,484,288 Class A Ordinary Shares are directly owned by Rosewood Eight. HongShan Capital Growth Fund V wholly owns Inception Five. HSG Growth V MGMT is the general partner of HongShan Capital Growth Fund V. HongShan Capital Venture Fund VIII wholly owns Rosewood Eight. HSG Venture VIII MGMT is the general partner of HongShan Capital Venture Fund VIII. HSG Holding is the general partner of HSG Growth V MGMT and HSG Venture VIII MGMT.

The Class A Ordinary Shares are not for trading. There is no CUSIP number assigned to the Class A Ordinary Shares. The CUSIP number, 45113Y203, is assigned to the American Depositary Shares of the Issuer.
Percent of class: 9.5%. The percentage is based on a total of 432,954,386 shares of Class A Ordinary Shares outstanding as of March 31, 2026 (excluding the Class A ordinary shares held by JPMorgan Chase Bank N.A., the Issuer's depositary, underlying the share-based awards reserved for issuance under certain employee incentive plans of the Issuer), as reported in the Issuer's Form 20-F filed with the Securities and Exchange Commission on May 13, 2026.
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote:
Inception Five, Ltd.: 36,484,430
Rosewood Eight Ltd.: 4,484,288
HongShan Capital Growth Fund V, L.P.: 36,484,430
HSG Growth V Management, L.P.: 36,484,430
HongShan Capital Venture Fund VIII, L.P.: 4,484,288
HSG Venture VIII Management, L.P.: 4,484,288
HSG Holding Limited: 40,968,718
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition:
Inception Five, Ltd.: 36,484,430
Rosewood Eight Ltd.: 4,484,288
HongShan Capital Growth Fund V, L.P.: 36,484,430
HSG Growth V Management, L.P.: 36,484,430
HongShan Capital Venture Fund VIII, L.P.: 4,484,288
HSG Venture VIII Management, L.P.: 4,484,288
HSG Holding Limited: 40,968,718

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- Inception Five, Ltd. ("Inception Five"): /s/ Neil Nanpeng Shen, Neil Nanpeng Shen/Authorized Signatory (06/17/2026)
- Rosewood Eight Ltd. ("Rosewood Eight"): /s/ Neil Nanpeng Shen, Neil Nanpeng Shen/Authorized Signatory (06/17/2026)
- HongShan Capital Growth Fund V, L.P. ("HongShan Capital Growth Fund V"): /s/ Neil Nanpeng Shen, Neil Nanpeng Shen/Authorized Signatory (06/17/2026)
- HSG Growth V Management, L.P. ("HSG Growth V MGMT"): /s/ Neil Nanpeng Shen, Neil Nanpeng Shen/Authorized Signatory (06/17/2026)
- HongShan Capital Venture Fund VIII, L.P. ("HongShan Capital Venture Fund VIII"): /s/ Neil Nanpeng Shen, Neil Nanpeng Shen/Authorized Signatory (06/17/2026)
- HSG Venture VIII Management, L.P. ("HSG Venture VIII MGMT"): /s/ Neil Nanpeng Shen, Neil Nanpeng Shen/Authorized Signatory (06/17/2026)
- HSG Holding Limited ("HSG Holding"): /s/ Neil Nanpeng Shen, Neil Nanpeng Shen/Authorized Signatory (06/17/2026)